

05041542

AM 5-17-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

(A)

SEC FILE NUMBER
8- 52520

RECEIVED MAY 10 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MICG Investment Management, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Town Center Drive Suite 900
(No. and Street)

Newport News (City) VA (State) 23606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Martinovich 757 246-3684
(Area Code- Telephone Number)

PROCESSED JUN 15 2005 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Jeffrey Martinovich swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICG Investment Management, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman + CEO

Title

Notary Public Expires 5-31-05

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

MICG INVESTMENT MANAGEMENT, LLC

CONTENTS
December 31, 2004



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Members and Board of Directors of
MICG Investment Management, LLC

We have audited the accompanying statement of financial condition of MICG Investment Management, LLC (the "Company") as of December 31, 2004, and the related statements of income, changes in Members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MICG Investment Management, LLC as of December 31, 2004, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11, 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 15, 2005

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

MICG INVESTMENT MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash	$ 368,316
Receivable from Clearing Broker	55,456
Commissions Receivable	567,426
Property and Equipment, at cost, net	122,373
Prepaid Expenses and Other Assets	64,395
Total Assets	$1,177,966
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 138,899
Notes and accounts payable to Credit Union Service Organizations	224,879
Total liabilities	363,778
Commitments and contingency	
Members' Equity	814,188
Total Liabilities and Members' Equity	$1,177,966

See Notes to Financial Statements

MICG INVESTMENT MANAGEMENT, LLC

STATEMENT OF INCOME

Year ended December 31, 2004

Revenue:	
Commissions and fees	$4,712,300
Interest income	38,346
Net gain from investment in affiliated investment partnership	30,308
Other income	2,829
Total revenue	4,783,783
Expenses:	
Compensation and benefits	1,867,285
Brokerage, execution and clearance fees	379,219
Communications and data processing	176,340
Occupancy	202,947
Depreciation and amortization	41,420
Management fees	68,110
Professional fees	64,746
Travel and entertainment	193,339
Interest expense	15,886
Insurance	74,895
Office expense	160,841
Other expenses	243,969
Less expenses reimbursed by Credit Union Service Organizations	(197,280)
Total expenses	3,291,717
Net income	$1,492,066

See Notes to Financial Statements

MICG INVESTMENT MANAGEMENT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2004

Members' equity at December 31, 2003	$ 972,964
Withdrawals	(1,650,842)
Net income	1,492,066
Members' equity at December 31, 2004	$ 814,188

See Notes to Financial Statements

MICG INVESTMENT MANAGEMENT, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2004	
Cash flows from operating activities:	
Net income	$ 1,492,066
Adjustments to reconcile net income to net cash provided by operating activities:	
Net gain from investment in affiliated investment partnership	(30,308)
Depreciation and amortization	41,420
Changes in operating assets and liabilities:	
Increase in receivable from clearing broker	(1,346)
Decrease in commissions receivable	320,280
Increase in prepaid expenses and other assets	(33,635)
Decrease in accounts payable and accrued expenses	(124,341)
Net cash provided by operating activities	1,664,136
Cash flows from investing activities:	
Purchase of furniture, fixtures and leasehold improvements	(21,971)
Purchase of investment in investment partnership	(50,000)
Disposition of investment in investment partnership	80,308
Net cash provided by investing activities	8,337
Cash flows from financing activities:	
Members' capital withdrawals	(1,650,842)
Increase in notes and accounts payable to Credit Union Service Organizations	59,806
Net cash used in financing activities	(1,591,036)
Net increase in cash	81,437
Cash at beginning of year	286,879
Cash at end of year	$ 368,316

See Notes to Financial Statements

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

MICG Investment Management, LLC (the "Company") was formed as a limited liability company under the laws of the State of Virginia. As a limited liability company, each member's liability is generally limited to amounts reflected in their respective member accounts. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the National Futures Association (the "NFA").

The Company operates its business as both a broker-dealer for securities and agent for insurance policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates, and those differences could be material.

At December 31, 2004, the commissions receivable were considered by management to be collectible in full. Therefore, no provision for bad debts has been made at December 31, 2004.

Property and equipment is recorded at cost, and depreciated or amortized on the straight-line method over the estimated useful lives of the assets or the remaining lease term for leasehold improvements, whichever is less.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Asset management fees are received quarterly but are recognized on a pro rata basis over the terms of the contracts.

Investment banking fees are earned by providing merger and acquisition services. These fees are recognized as revenue once the Company has completed substantially all contracted work required and, subsequently, management concludes that substantially all contingencies have been satisfied and it is probable that the contract will be consummated.

Insurance commissions and mutual fund commissions are recognized as transactions occur.

The Company is treated as a partnership for federal and state income tax purposes. As such, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

2. CONCENTRATION OF CREDIT RISKS:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivables from the clearing broker and commissions receivable.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Receivable from the clearing broker primarily represents commission monies due from the clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay this balance.

Commission receivables represent commissions from insurance contracts, mutual fund and managed futures account trail fees, and investment banking fees.

3. CLEARING AGREEMENT:

Pursuant to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from customers' failure to complete securities transactions.

The Company's clearing agreement with the broker requires the Company to meet certain requirements, including maintaining $75,000 of capital in addition to any capital required by SEC Rule 15c3-1. At December 31, 2004, the Company's capital was $51,478 in excess of this requirement.

The agreement expires January 1, 2007. The agreement automatically renews for one additional year unless either party provides 60 days' advance notice of nonrenewal. Should the Company cancel the agreement prior to the specified date, the Company must pay an early termination fee, up to $50,000.

4. PROPERTY AND EQUIPMENT:

Property and equipment consists of the following:

		Depreciation/ Amortization Period
Computer equipment	$ 12,878	3 to 5 years
Furniture and artwork	194,623	5 to 10 years
Leasehold improvements	73,005	4 years
	280,506	
Less accumulated depreciation and amortization	158,133	
	$122,373	

5. CREDIT UNION SERVICE ORGANIZATIONS ("CUSOs"):

The Company has agreements with seven Virginia credit unions (comprising five CUSOs) to manage financial service entities owned by these credit unions. The purpose of those organizations is to offer regulated securities as an investment option to credit union members. The Company staffs the facilities with registered securities brokers.

The Company allocates corporate overhead to the five managed CUSOs. The profits or losses of the CUSOs are allocated between the two parties as part of the management fee arrangement.

At December 31, 2004, the Company had revolving lines of credit of $270,000 available with four CUSOs of which $234,414 was drawn and payable to the CUSOs. The unsecured lines bear interest at fixed rates ranging from 7% to 9.85%, except for one variable rate line which has a rate of prime plus 1.50%. They expire between June 2005 and August 2011.

Management of the Company and each CUSO has agreed to allow for right of offset of any net due to or due from balance against any balance owed on the revolving line of credit. Since the right of offset exists, the Company nets all due to and/or due from balances in the statement of financial condition.

6. COMMITMENTS AND CONTINGENCY:

The Company leases facilities under an operating lease expiring in December 2007. In addition to the base rent, the lease requires the Company to pay a proportionate share for increased operating expenses of the building.

Under an expense-sharing agreement, the Company shares leased office space in Newport News, Norfolk, Richmond, Williamsburg and Virginia Beach with Witt Mares & Company, PLC ("Witt Mares"), a 50% equity member. Witt Mares is the only party obligated on the first four leases. The Company leases a portion of this space from Witt Mares on a month-to-month basis. The Company is the obligated party on the Virginia Beach lease.

The Company is obligated for the following future minimum lease payments:

Year ending December 31,	
2005	$32,218
2006	33,194
2007	34,187
	$99,599

Total rental expense was $202,947 for the year ended December 31, 2004.

The Company has guaranteed 50% of the line of credit loans made by four Virginia credit unions to four CUSOs managed by the Company. At December 31, 2004, the outstanding loans totaled $234,414. The maximum potential future payment would be $117,207. The Company believes that, based on current facts and circumstances, a material payment pursuant to such guarantees is remote. These guarantees expire at various times but renew automatically.

7. HEALTH BENEFITS:

The Company provides to all full-time employees medical, dental, life and disability insurance by funding a "cafeteria plan" for such eligible employees. The Company expensed $75,235 in premiums during 2004.

8. PROFIT-SHARING PLAN:

Effective September 1, 2000, the Company adopted a qualified cash or deferred compensation plan under Section 401(k) of the Internal Revenue Code which covers all employees who have reached age 21. Under the plan, the Company will fully match participant contributions up to 7% of compensation. The Company expensed $42,734 in contributions during 2004.

9. MICG INCENTIVE PLAN:

The purpose of this incentive plan is to motivate, reward and retain employees and advisors of the Company by providing special incentives based on the appreciation in value of the Company. This plan is not an equity plan and is intended only to provide a cash incentive to employees, managers, advisors, directors and consultants of the Company. This plan constitutes a discretionary bonus plan and is not, nor is it intended to be, a plan covered by the Employee Retirement Income Security Act of 1974, as amended.

This incentive plan was implemented in 2003 and replaced the previous Phantom Equity Plan. All participants in the previous plan have converted their previous shares to new incentive shares.

This plan is effective during a change of ownership, defined as a merger, sale of substantially all of the assets, or a transfer of beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Company by its interest holders, in which the interest holders immediately prior to such merger, consolidation, sale or transfer do not own at least 50% of the outstanding voting power of the equity interests of the Company immediately after such transaction. The distributable amount shall be five percent (5%) of the value of the net proceeds received by the Company (or, if applicable, its interest holders, when shares are fully distributed) as a result of the Liquidity Event. Each participant receives a notice of grant which sets forth the number of units granted to that participant, the vesting terms and such other terms and conditions as are determined by the plan administrator. The maximum number of incentive units that may be granted under the plan is 50,000.

Incentive units that are forfeited, redeemed or canceled cease to be outstanding and become available for other grants under the plan (unless the plan has been terminated). Unless otherwise determined by the plan administrator and reflected in the notice of grant, each participant's grant of incentive units shall vest as to 20% of the total number of units granted one year from the grant date, and thereafter monthly (on the last day of each calendar month) as to 1/60 of the total number of units granted. A participant shall be entitled to receive the distributable amount only with respect to his or her vested incentive units (that have not been forfeited, terminated or canceled) as of the applicable redemption date. For purposes of this plan, a unit is considered vested when the participant is eligible to receive a distribution during a Liquidity Event, as described above. No distributions shall be made with respect to unvested incentive units. During 2004, 970 units vested.

The transactions for the incentive units during 2004 were as follows:

Outstanding units at beginning of the year	4,850
New units granted	-
Redeemed units	-
Outstanding units at end of the year	4,850

As of December 31, 2004, no qualifying liquidity events have occurred; therefore, no related liabilities or expenditures have been recorded.

10. RELATED PARTY TRANSACTIONS:

The Company shares leased office space in Newport News, Norfolk, Richmond, Virginia Beach and Williamsburg with Witt Mares, a 50% equity member in the Company, on a cost-sharing basis. Expenses incurred amounted to $155,123 and is included in occupancy in the accompanying statement of income.

The employee "cafeteria plan" was provided through Witt Mares until August, when the Company commenced its own plan. Payments made to Witt Mares in connection with this plan amounted to $61,342 in 2004.

The Company paid Witt Mares, $66,468 in 2004 in connection with preparation of client tax returns.

The Company served as the General Partner and investment advisor of MICG Partners, L.P. (the "Partnership"). At December 31, 2004, the Company withdrew its full interest in the Partnership and no longer serves as the General Partner. The Company continues to serve as the investment advisor in the Partnership and earned management fees amounting to $89,504 in 2004. In addition, the company recognized a net gain from its investment in the partnership, inclusive of the incentive fee allocation, of $30,308 in 2004.

11. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $50,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $176,477, which exceeded the requirement by $126,477.

MICG INVESTMENT MANAGEMENT, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2004

Capital - Members' equity	$ 814,188
Deductions and/or charges:	
Nonallowable assets:	
Commissions receivable	445,837
Property and equipment, net	122,373
Prepaid expenses and other assets	64,395
Excess fidelity bond deductibilty	4,000
Total deductions and/or charges	636,605
Net capital before haircuts on securities positions	177,582
Haircuts on securities	(1,105)
Net capital	176,477
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $480,985 or $50,000	50,000
Excess net capital	$ 126,477
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 138,899
Notes and accounts payable to CUSOs	224,879
Guarantee of line of credit loans	117,207
	$ 480,985
Ratio of aggregate indebtedness to net capital	2.73 to 1

Reconciliation with Company's computation included in Part II A of Form X-17 A-5 as of December 31, 2004.

Net capital, as reported in Company's Part II A unaudited Focus report	$ 490,406
Nonallowable assets	(292,967)
Other	(20,962)
Net capital per above	$ 176,477

See Notes to Financial Statements

MICG INVESTMENT MANAGEMENT, LLC

SUPPLEMENTARY INFORMATION

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

December 31, 2004

Amount required to be segregated	**NONE**
Total amount segregated	**NONE**
Excess funds in segregation	**NONE**

MICG INVESTMENT MANAGEMENT, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
December 31, 2004

The Company is exempt from rule 15c3-3 under K2(ii).



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants





SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH. D.C.
183
SECTION

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Members and Board of Directors of
MICG Investment Management LLC

In planning and performing our audit of the financial statements and supplemental schedules of MICG Investment Management LLC for the year ended December 31, 2004, we considered the internal control of MICG Investment Management LLC (the "Company"), including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's and the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of MICG Investment Management LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.



This report is intended solely for the information and use of Members of the Company, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and/or Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 15, 2005